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07026806

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sun Hung Kai Properties

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

SEP 2 6 2007

THOMSON FINANCIAL

FILE NO. 82- 01722

FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 9/20/07

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 16)

NOTIFICATION

FINAL RESULTS, DIVIDEND, CLOSURE OF BOOKS
2006/07 Annual Results

An announcement containing details of the matter is available for viewing on website of Hong Kong Exchanges and Clearing Limited website at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Sun Hung Kai Properties Limited (the "Company") at www.shkp.com under "Investors".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 45th Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:15 p.m. to 5:45 p.m., Mondays to Fridays and from 9:00 a.m. to 1:00 p.m. on Saturdays, from 14 September 2007 until 13 October 2007 or until such time as the 2006/07 Annual Report of the Company is sent to shareholders, whichever is the later. Copies will be provided upon request at no charge.

By order of the Board
LAI Ho-kai, Ernest
Company Secretary

Hong Kong, 13 September 2007

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code : 16)

2006 / 07 Annual Results

CHAIRMAN'S STATEMENT

I am pleased to present my report to the shareholders.

RESULTS

Profit attributable to the Company's shareholders for the year ended 30 June 2007 was HK$21,226 million, including a revaluation surplus on investment properties of HK$9,778 million, net of deferred tax. This represents a 6.9 per cent increase over last year. Earnings per share were HK$8.52, an increase of 3.5 per cent over last year.

Underlying profit attributable to the Company's shareholders, excluding the effect of fair-value changes on investment properties, was HK$11,495 million, an increase of 9.8 per cent over last year. Underlying earnings per share were HK$4.61, an increase of 6.2 per cent over last year.

DIVIDEND

The directors have recommended the payment of a final dividend of HK$1.60 per share for the year ended 30 June 2007. Together with the interim dividend of HK$0.70 per share, the dividend for the full year will be HK$2.30 per share, an increase of 4.5 per cent over last year.

BUSINESS REVIEW

Property Sales

Property sales turnover for the year as recorded in the accounts was HK$14,242 million, as compared with last year's sales of HK$10,890 million. The Group sold and pre-sold an attributable HK$20,930 million worth of properties during the year, including HK$252 million from mainland properties and HK$2,350 million from the Orchard Residences in Singapore. The HK$18,328 million derived from sales in Hong Kong came mainly from Harbour Green in West Kowloon, The Vineyard in Yuen Long, Park Island Phase 5 on Ma Wan, Severn 8 on The Peak and Manhattan Hill in West Kowloon. Property sales in the previous year were HK$5,102 million.

The Group completed six projects in Hong Kong consisting of 4.4 million square feet of attributable floor area during the year, of which 2.9 million square feet are residential properties for sale. Virtually all the residential units completed during the year have been sold, except for The Cullinan at Kowloon Station, which will go on sale in the next few months.

Project	**Location**	**Usage**	**Group's Interest** (%)	**Attributable Gross Floor Area** (square feet)
Harbour Green	8 Sham Mong Road West Kowloon	Residential	Joint venture	1,110,000
The Vineyard	23 Ngau Tam Mei Road, Yuen Long	Residential	100	383,000
Manhattan Hill	1 Po Lun Street, West Kowloon	Residential / Shopping centre	33	376,000
The Cullinan, Elements, W-Hotel and The HarbourView Place	Kowloon Inland Lot 11080	Residential / Shopping centre / Hotel	Joint venture	1,786,000
Millennium City Phase 6	392 Kwun Tong Road	Office	100	402,000
Royal View Hotel	353 Castle Peak Road, Ting Kau	Hotel	100	310,000
Total				**4,367,000**

Land Bank

Hong Kong

Ten sites were added to the Group's land bank in Hong Kong during the year, through agricultural land conversions, government auctions, public tenders and private negotiations. The total developable gross floor area is 5.5 million square feet, of which 4.1 million square feet will be for residential use.

Location	**Usage**	**Group's Interest** (%)	**Attributable Gross Floor Area** (square feet)
West Rail Tuen Mun Station Development	Residential / Shopping centre	Joint venture	1,556,000
Tseung Kwan O Area 56 Development	Residential / Office / Hotel	Joint venture	1,541,000
Kowloon Inland Lot 11146 West Kowloon	Residential / Shopping centre	100	916,000
Lot 2099 in DD 109 Yuen Long	Residential / Shopping centre	100	880,000
Larch Street / Fir Street Development, Kowloon	Residential / Shopping centre	Joint venture	201,000
Ngau Tam Mei Phase 1A Yuen Long	Residential	100	48,000
195 Prince Edward Road West Kowloon	Residential	100	46,000
12 Mount Kellett Road The Peak	Residential	100	43,000
Tsing Lung Tau Lot 68	Residential	100	9,000
181 Hoi Bun Road Kwun Tong	Industrial	100	309,000
Total			**5,549,000**

The Group's Hong Kong land bank amounted to 43.5 million square feet of gross floor area as at 30 June 2007, consisting of 23.9 million square feet of completed investment properties and 19.6 million square feet of properties under development. The Group also holds more than 23 million square feet of agricultural land in terms of site area. Most of this is along existing or planned railways in the New Territories and is in the process of land use conversion. The Group will continue replenishing its development land bank through various means when appropriate opportunities arise.

Mainland China

The Group made significant progress in land acquisitions on the mainland during the year, adding four new sites to its development land bank. Three are in Guangzhou with an aggregate attributable gross floor area of 15.6 million square feet and one is in Chengdu, in which the Group has a 91 per cent interest with an attributable gross floor area of six million square feet.

The Group's mainland land bank was an attributable 45.8 million square feet as at 30 June 2007. Of the 42.8 million square feet of properties under development, 33.3 million will be high-end residences, while the remainder will be top-grade offices, shopping malls and premium hotels. Another three million square feet of completed investment properties, mainly offices and shopping centres in prime locations, are being held as long-term investments.

Property Development

The overall residential market in Hong Kong fared better with higher transaction volume, increased prices and reduced inventory levels in the past few months. Market confidence strengthened further amid rising incomes and a strong job market. High affordability and low mortgage interest also supported demand. There were fewer new projects available in the market for pre-sale during the year. The profile of homebuyers diversified, with more up-graders and investors.

Demand in the luxury segment was particularly strong as a result of abundant liquidity and higher equity prices. New supply was also limited, so prices for luxury residential properties outperformed the mass market during the period under review.

The encouraging sales results for Manhattan Hill, The Vineyard and Harbour Green once again demonstrated the Group's superb quality, market leadership and strong brand. Efficient layouts, luxurious clubhouses and appealing lifestyle concepts set the Group's developments apart.

The Group was the first in the industry to offer a one-year guarantee on new residential developments ten years ago, and it is again taking the lead by extending the guarantee to two years. This shows the Group's commitment to and confidence in the quality of its developments. The Group will continue reinforcing its brand name for quality, upgrading new developments and innovating to meet the evolving needs and aspirations of homebuyers.

Property Investment

The Group's gross rental income, including its share from joint-venture investment properties, rose by 11.6 per cent over last year to HK$7,215 million. Net rental income was HK$5,245 million, an increase of 13.7 per cent over the previous year. Occupancy of the Group's rental portfolio remains high at 94 per cent.

Overall rental income growth was primarily driven by increased rents for new leases and renewals for all types of property, with better growth from offices in core areas where the booming financial sector sought space for further expansion. The Group's diverse office portfolio performed well in this positive environment. Renovations during the year added to the competitiveness of the Group's portfolio, and new office projects to be completed over the next four years will further boost rental income.

The key office project under development is International Commerce Centre. It is destined to be both a landmark and a prestigious business address, and will be the tallest building in Hong Kong when completed in 2010. The project is conveniently located above Kowloon Station on the Airport Express, with easy access to Central and the airport, as well as the mainland via planned cross-border rail connections. It will incorporate a comprehensive range of facilities including hotels operated by Ritz-Carlton and W-Hotels and the stylish 900,000-square-foot Elements shopping mall set to open soon.

Pre-leasing of the International Commerce Centre office space is very encouraging. Morgan Stanley will become the anchor tenant in the first phase, occupying ten floors. It will relocate its Asia Pacific head office from Central to International Commerce Centre in late 2008. This will be the first time that an investment bank has moved its headquarters to Kowloon. Virtually all the 900,000 square feet of office space in the first phase is pre-leased or at an advanced stage of negotiations. Prospective tenants include financial institutions, professional firms, multinational companies and China-Hong Kong businesses. Pre-leasing of the second phase of 600,000 square feet to be completed in mid 2009 has started.

Other office projects under construction in various locations will set new area benchmarks for premium quality. Pre-leasing of Millennium City Phase 6 in East Kowloon is progressing as planned. The Group is also developing a large office project on Kwai Chung Town Lot 215. Construction of the first phase of 600,000 square feet is under way. These projects together with International Commerce Centre will cement the Group's position as one of the largest grade-A office landlords in Hong Kong.

The local retail sector continued to do well and the Group's shopping centres attracted more visitors, benefiting retail tenants with growth in traffic and sales. Both the APM and IFC malls are fully let, and their success has reinforced the Group's leading position in the retail leasing market.

The Group will ensure that its shopping malls remain attractive with regular renovations, promotional campaigns and refinements to tenant mixes. World Trade Centre has been one of the most popular shopping malls in Causeway Bay. Renovations are under way to increase the retail area from 160,000 to 280,000 square feet, with nine office floors being converted to retail use. Both Landmark North and Tsuen Wan Plaza are also undergoing renovations and tenant mix changes, which will give the malls fresh new looks and offer more comfortable environments for shoppers.

Mainland Business

The mainland economy continued to grow rapidly over the past year. The inflow of foreign investment continued amid an appreciating renminbi exchange rate. The demand for housing has been growing among end users as people become more affluent and look to fill their greater need for accommodation, while ample liquidity is fuelling property investment. The current macro-control measures aimed specifically at the property sector should be conducive to sustainable and healthy development in the property market over the long term.

The Group's mainland investments remain focused on prime cities including Beijing, Shanghai and Guangzhou, as well as other selected major cities. The balanced model between property sales and rental income in Hong Kong is being followed on the mainland where both residential projects for sale and landmark commercial properties for rent are being developed.

Applying its Hong Kong expertise and experience, the Group has started to build its brand name by developing landmark projects in major mainland cities. The entire four-million-plus square foot Shanghai IFC project in Lujiazui feet will be finished by 2010. The first phase with 900,000 square feet of premium offices, one million square feet of retail space and a half-million-square-foot W-Hotel will be finished in 2009. The office towers are being built according to the latest international standards and specifications, catering to the sophisticated needs of multinational companies and world-class financial institutions. Office leasing enquiries from multinationals and top retailers seeking retail space have been encouraging. HSBC will be a major occupant of the south office tower upon its completion.

Construction of another major development on Shanghai's Huai Hai Zhong Road is under way. This is in the heart of the busiest downtown area and will have 2.5 million square feet of top-quality retail space, offices and deluxe residences. The 1.2-million-square-foot shopping mall is destined to be a new focal point in the heart of Shanghai. The Group is also developing a 1.7-million-square-foot luxury waterfront residential project in Wei Fong that will be the epitome of luxury living in Shanghai.

The Group's joint venture projects in Wuxi and Hangzhou are progressing as scheduled. The first release of nearly 300 units in the Taihu International Community in Wuxi went on sale in June this year and all were sold within a few hours. The pre-sale of approximately one million square feet of luxury residences in the first phase of Hangzhou MIXC is set to start in mid 2008. The Group has 40 per cent stakes in both projects.

The Group's mainland rental portfolio continued to produce good results. Shanghai Central Plaza remained fully let during the year at increased retail and office rents. The major revamp of the one-million-square-foot Beijing APM is ongoing and will be finished by the end of this year, in time to take advantage of opportunities offered by the 2008 Beijing Olympics. The renovated mall will be a stylish shopping destination for high-spending customers, with more international retailers like the new Nike megastore and additional food and beverage outlets. Major renovations to the 460,000 square feet of office space are in progress.

Hotels

The steady increase in tourists and business travellers coming to Hong Kong was beneficial to the Group's Four Seasons, Royal Garden, Royal Park and Royal Plaza hotels. They recorded an impressive average occupancy of 89 per cent and significant room rate increases during the year. The rooms and restaurants in the Royal Garden, Royal Park and Royal Plaza were upgraded to sustain high occupancy and competitiveness. The Royal View Hotel on the Ting Kau waterfront opened in June 2007 and has seen steadily-increasing business.

The year ahead is expected to be very good for tourism with the 2008 Olympic Games, and expanding business opportunities on the mainland and in Hong Kong are likely to boost the number of business travellers further. The Group is well positioned to capitalize on these opportunities with new hotels under development. The Kowloon Station development will include two first-class hotels operated by W-Hotels and Ritz-Carlton. The Group is also developing premium hotels as part of its Shanghai IFC project, again to be operated by W-Hotels and Ritz-Carlton.

Telecommunications and Information Technology

SmarTone

SmarTone registered a continued increase in service revenue and encouraging growth in operating profit. With a strong focus on delivering a superior customer experience, the company has established its position as the premier mobile operator in Hong Kong. Leading the way in network performance, service innovation as well as customer service, the company continues to improve its customer profile, reflected in the increase in ARPU and data revenue, under very competitive market conditions. The Group is confident in SmarTone's prospects and will maintain its interest in the company as long-term strategic investment.

SUNeVision

SUNeVision saw further revenue growth in the period under review. iAdvantage continued to strengthen its leading position in carrier-neutral data centre facilities and service in Hong Kong and on the mainland, achieving solid improvements in occupancy. SUNeVision's financial position remained strong and the Group is confident in the company's prospects.

Transportation and Infrastructure

Transport International Holdings

Transport International Holdings Limited (TIH) faced a challenging operating environment in Hong Kong, with wage increases, high fuel prices and intense competition from the railways exerting pressure on its franchised bus operations. TIH's bus operations on the mainland have recorded growth in ridership, but have been affected by high fuel prices and inflation. The company will continue to explore new investment opportunities given the positive long-term outlook for the mainland market. Good sales of the Manhattan Hill residential flats in West Kowloon have enhanced the company's financial position. TIH also owns 73 per cent of RoadShow Holdings Limited, which is mainly engaged in media sales in Hong Kong and on the mainland.

Other Infrastructure Businesses
The Wilson Group reported satisfactory results, while Route 3 (CPS) traffic volume remained steady throughout the year. Both the Airport Freight Forwarding Centre and the River Trade Terminal continued to operate smoothly. All the Group's infrastructure projects are in Hong Kong and are expected to generate healthy cash flows and returns over the long term.

Corporate Finance

The Group remains committed to prudent financial management and maintaining low leverage. Higher cash flows from rental income and property sales kept it in a strong financial position with the net debt to shareholders' funds ratio standing at 14 per cent as at 30 June 2007.

A HK$15,250 million six-year, fully-revolving syndicated loan facility was arranged in June 2007, in line with the Group's policy of lengthening its debt maturity profile and ensuring adequate committed facilities for expansion. The Group also issued a ten-year US$300 million bond under its Euro Medium Term Note Programme in March 2007. The Group will continue to source long-term financing at competitive rates as and when appropriate.

The Group has not made any speculative arrangements with derivatives or structured products including collateralized debt obligations. Its exposure to foreign exchange risk is minimal, as the great majority of its financing is denominated in Hong Kong dollars. The Group's robust financial condition and leading market position have earned it an A1 rating with a stable outlook from Moody's and an A rating with a stable outlook from Standard & Poor's. These are the highest credit ratings among Hong Kong developers.

Customer Service

Quality and service are the Group's hallmarks, and it never ceases its efforts to raise standards even higher. Its property-management subsidiaries Hong Yip and Kai Shing provide occupants of the Group's residential estates the finest customer care. The Group's extended two-year guarantee shows its confidence in the quality of its developments and a commitment to offering homebuyers the very best.

The Group is committed to protecting the environment. Hong Yip and Kai Shing employ green practices in the estates they manage, and the companies' efforts to work with tenants to achieve a greener environment have earned numerous accolades for customer service and environmental protection.

The Group reaches out to the community through the SHKP Club, as part of its dedication to 'Building Homes with Heart'. The Club actively promotes domestic harmony in various ways and offers its 260,000 members a variety of property-related offers and shopping privileges, as well as leisure and recreational activities. The Club's co-brand VISA card also provides members with a broad spectrum of discounts and services.

Corporate Governance

Maintaining high standards of corporate governance is a cornerstone of the Group's business philosophy. This is achieved through an effective board of directors, timely disclosure of information and a proactive investor-relations programme.

The Group has Audit, Remuneration and Nomination committees in place to ensure adequate internal controls, and it will continue its efforts to stay at the forefront of best corporate governance practices.

The Group's ongoing efforts and achievements in corporate governance have won widespread recognition and awards from the investment community. Accolades during the year include number one rankings as the Best Company for Corporate Governance in Hong Kong and Asia by *Asiamoney* magazine and Best Property Company in Hong Kong and Asia by *Euromoney* magazine. It was also crowned Asia's Best Real Estate Company by *FinanceAsia* magazine and secured a place as the only developer to receive a Best Corporate Governance award from *The Asset* magazine.

Corporate Social Responsibility

Effective community involvement is also a priority for the Group. It started the SHKP Book Club two years ago to encourage reading and writing in Hong Kong, and the Club has been very active in organizing book review competitions, helping new authors and putting out a free literary magazine. The Group makes significant contributions to a wide variety of charitable organizations and supports education through direct funding and scholarships for deserving Hong Kong and mainland students at various levels. The Group also promotes mental well being and positive living. Its 1,200-strong SHKP Volunteer Team devotes considerable time to helping needy people in the community.

Senior management recognizes that staff are the Group's most valuable asset. The Group offers a broad range of training and development courses to help employees reach their full potential, both personally and professionally. The Group also recruits top graduates from Hong Kong and mainland universities for its management trainee programmes, to ensure the continuity of its high-calibre management and corporate culture.

PROSPECTS

The global economy should continue to grow in the coming year, with steady expansion in most industrialized countries and robust growth in emerging markets despite the sub-prime lending problem and downward housing market adjustment in the US. Recent global stock market volatility and tighter credit conditions could pose potential risks to the global economy, but strong economic growth is likely to continue on the mainland even though some macro-control measures and monetary tightening remain.

This year was the tenth anniversary of Hong Kong's reunification with the motherland. The successful implementation of the 'one-country, two-systems' concept has helped boost confidence in the territory's future among foreign and domestic investors, while various sectors of Hong Kong's economy have risen to new heights over the last ten years. The Central Government continues to provide support to the territory with positive policies and initiatives such as the recent introduction of renminbi bonds in Hong Kong and the plan to allow individual mainland investors to purchase Hong Kong shares via specific channels. All these factors reinforce Hong Kong's role as an international hub of business and finance.

The residential market in Hong Kong will continue to do well. Accelerated income growth amid a tight labour market, continued low mortgage interest and the expectation of higher inflation are likely to drive greater demand for residential property. Improved confidence and high affordability for homebuyers are also positive factors. On the supply side, significant inventory declines and low levels of new completion also point to further firming up of prices.

The Group will continue adding to its Hong Kong land bank as opportunities arise through means such as farmland conversion. It will also keep adding value to new developments with sophisticated planning, better designs and layouts, comprehensive clubhouse facilities and top-quality finishes. The Group's well-recognized brand name enhances marketability and development margins on new projects.

Good performance is anticipated from the Group's investment portfolio in Hong Kong, with higher rents for lease renewals and new tenants. Grade-A office rents in core areas are likely to remain firm given the tight supply. Retail rents should continue to rise modestly, thanks to healthy retail sales amid a better job market, rising incomes and growing tourist spending.

The Group has over six million square feet of investment property now under development in Hong Kong. These new projects and others on the mainland will substantially raise the Group's rental income over the medium to long term. The Group will keep considering different options to enhance the composition of its investment property portfolio.

The mainland property market will continue to prosper in the years ahead in view of continued rapid economic growth and people's increasing aspirations to home ownership. The Group added significantly to its mainland land bank last year and will continue to step up investment on the mainland. It is actively looking for new projects and will increase the proportion of its mainland committed investments from the current 17 per cent to 30 per cent of total assets in the medium term, at the same time as it continues building up its mainland team to cope with this business growth.

The Group's mainland strategy will remain focused on four prime cities – Beijing, Shanghai, Guangzhou and Shenzhen – at the same time as it seeks investment opportunities in other major cities. The brand recognition achieved in Hong Kong will be replicated on the mainland with major commercial and residential developments targeting middle and high-end customers.

Major residential projects to go on the market in the next nine months include The Cullinan at Kowloon Station and Harbour Place and Beacon Lodge in Kowloon. The remaining units in the first phases of Taihu International Community in Wuxi and Hangzhou MIXC will also be offered for pre-sale. Barring unforeseen circumstances, the results for the coming financial year are expected to be satisfactory.

APPRECIATION

I would also like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to thank all our staff for their dedication and hard work.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 13 September 2007

ANNOUNCEMENT

The Board of Directors of Sun Hung Kai Properties Limited announces the following audited consolidated figures for the Group for the year ended 30 June 2007 with comparative figures for 2006:-

Consolidated Profit and Loss Account
For the year ended 30 June 2007
(Expressed in millions of Hong Kong dollars)

	Notes	2007	2006
Revenue	1(a)	30,994	25,598
Cost of sales		(17,387)	(11,512)
Gross profit		13,607	14,086
Other income		516	535
Selling and marketing expenses		(1,374)	(1,176)
Administrative expenses		(1,187)	(1,131)
Operating profit before change in fair value of investment properties	1(a)	11,562	12,314
Increase in fair value of investment properties		8,904	9,110
Operating profit after change in fair value of investment properties	1(a)	20,466	21,424
Finance costs		(907)	(1,066)
Finance income		272	207
Net finance costs	2	(635)	(859)
Profit on disposal of long-term investments less impairment loss, net	3	36	176
Share of results of associates		1,610	177
Share of results of jointly controlled entities		1,006	470
Share of increase in fair value of investment properties net of deferred tax held by associates and jointly controlled entities		3,384	2,305
	1(b)	6,000	2,952
Profit before taxation	1(c) & 4	25,867	23,693
Taxation	5	(4,453)	(3,655)
Profit for the year		21,414	20,038
Attributable to :			
Company's shareholders		21,226	19,850
Minority interests		188	188
		21,414	20,038
Dividends			
Interim dividend paid at $0.70 (2006 : $0.70) per share		1,744	1,681
Final dividend proposed at $1.60 (2006 : $1.50) per share		3,987	3,737
		5,731	5,418
		HK$	HK$
Earnings per share for profit attributable to Company's shareholders	6(a)		
Basic		$8.52	$8.23
Diluted		$8.52	$8.23
Earnings per share excluding changes in fair value of investment properties net of deferred tax	6(b)		
Basic		$4.61	$4.34
Diluted		$4.61	$4.34

Consolidated Balance Sheet
As at 30 June 2007
(Expressed in millions of Hong Kong dollars)

	2007	2006
Non-current assets		
Investment properties	**135,143**	116,733
Fixed assets	**21,476**	17,173
Associates	**3,414**	2,102
Jointly controlled entities	**19,684**	21,944
Long-term investments	**6,297**	3,379
Loans receivable	**1,120**	1,397
Intangible asset	**634**	632
	187,768	163,360
Current assets		
Properties for sale	**48,796**	44,815
Debtors, prepayment and others	**12,525**	13,464
Short-term investments	**841**	1,353
Bank balances and deposits	**7,364**	7,806
	69,526	67,438
Current liabilities		
Bank and other borrowings	**(773)**	(2,950)
Trade and other payables	**(14,136)**	(12,116)
Deposits received on sales of properties	**(6)**	(19)
Taxation	**(3,944)**	(3,499)
	(18,859)	(18,584)
Net current assets	**50,667**	48,854
Total assets less current liabilities	**238,435**	212,214
Non-current liabilities		
Bank and other borrowings	**(32,559)**	(27,287)
Deferred taxation	**(16,684)**	(13,769)
Other long-term liabilities	**(697)**	(611)
	(49,940)	(41,667)
NET ASSETS	**188,495**	170,547
CAPITAL AND RESERVES		
Share capital	**1,246**	1,246
Share premium and reserves	**184,230**	166,283
Shareholders' funds	**185,476**	167,529
Minority interests	**3,019**	3,018
TOTAL EQUITY	**188,495**	170,547

Notes to Consolidated Profit and Loss Account

(Expressed in millions of Hong Kong dollars)

1. **Segment Results**

(a) The Company and its subsidiaries

The Group's revenue and results by business segments are analysed as follows:

	Revenue		Profit after Taxation	
	2007	2006	**2007**	2006
Property				
Property sales	**14,242**	10,890	**5,739**	6,885
Rental income	**6,078**	5,659	**4,384**	4,101
	20,320	16,549	**10,123**	10,986
Hotel operation	**799**	734	**232**	223
Telecommunications	**4,039**	3,779	**183**	118
Other businesses	**5,836**	4,536	**1,189**	1,077
	30,994	25,598	**11,727**	12,404
Other income			**516**	535
Unallocated administrative expenses			**(681)**	(625)
Operating profit before change in fair value of investment properties			**11,562**	12,314
Increase in fair value of investment properties			**8,904**	9,110
Operating profit after change in fair value of investment properties			**20,466**	21,424
Net finance costs – Group			**(635)**	(859)
Profit on disposal of long-term investments less impairment loss, net			**36**	176
Profit before taxation			**19,867**	20,741
Taxation			**(4,453)**	(3,655)
Profit after taxation			**15,414**	17,086

Revenue from properties sales includes HK$71 *million (2006:* HK$14 million) from sale of investment properties.

Other businesses comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, toll road fees, logistics business, construction, financial services, internet infrastructure, enabling services, department store and container and cargo handling services.

Other income includes mainly investment income from equity and bonds investments.

Less than ten per cent of the operations of the Group in terms of revenue and operating results were carried on outside Hong Kong. Accordingly, no geographical segment information is presented.

(b) Associates and jointly controlled entities

The Group's share of results of associates and jointly controlled entities by business segments is analysed as follows:

	Share of Results	
	2007	2006
Property		
Property sales	**1,959**	164
Rental income	**861**	514
	2,820	678
Hotel operation	**117**	18
Other businesses	**199**	293
Operating profit	**3,136**	989
Finance costs	**(279)**	(214)
Profit before taxation and share of increase in fair value of investment properties	**2,857**	775
Share of increase in fair value of investment properties held by associates and jointly controlled entities	**4,114**	2,798
Profit before taxation	**6,971**	3,573
Taxation	**(971)**	(621)
Profit after taxation	**6,000**	2,952

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable Profit	
	2007	2006
Property		
Property sales	**7,698**	7,049
Rental income	**5,245**	4,615
	12,943	11,664
Hotel operation	**349**	241
Telecommunications	**183**	118
Other businesses	**1,388**	1,370
Other income	**516**	535
Unallocated administrative expenses	**(681)**	(625)
Operating profit	**14,698**	13,303
Increase in fair value of investment properties		
- Group	**8,904**	9,110
- Associates and jointly controlled entities	**4,114**	2,798
Net finance costs		
- Group	**(635)**	(859)
- Associates and jointly controlled entities	**(279)**	(214)
Profit on disposal of long-term investments less impairment loss, net	**36**	176
Profit before taxation	**26,838**	24,314
Taxation		
- Group	**(4,453)**	(3,655)
- Associates and jointly controlled entities	**(971)**	(621)
Profit for the year	**21,414**	20,038

2. Net finance costs

	2007	2006
Interest expenses on		
Bank loans and overdrafts	1,184	1,149
Other loans wholly repayable within five years	137	185
Other loans not wholly repayable within five years	134	54
	1,455	1,388
Notional non-cash interest accretion	76	67
Less : Portion capitalized	(624)	(389)
	907	1,066
Interest income on bank deposits	(272)	(207)
	635	859

3. Profit on disposal of long-term investments less impairment loss, net

	2007	2006
Profit on disposal of interests in jointly controlled entities	-	132
Profit on disposal of available-for-sale investments	60	57
Impairment of available-for-sale investments	(24)	(13)
	36	176

4. Profit before taxation

	2007	2006
Profit before taxation is arrived at		
after charging:		
Cost of properties sold	7,250	3,291
Cost of other inventories sold	881	886
Depreciation and amortization	1,061	1,035
and crediting:		
Dividend income from listed and unlisted investments	113	116
Interest income from listed and unlisted debt securities	41	157
Profit on disposal of marketable securities	34	49
Net holding gain on marketable securities	203	122

5. Taxation

	2007	2006
Current taxation		
Hong Kong profits tax	1,568	1,552
(Over)/under provision in prior years	(3)	5
	1,565	1,557
Tax outside Hong Kong	40	5
Under provision in prior years	4	2
	44	7
	1,609	1,564
Deferred taxation		
Change in fair value of investment properties	2,538	1,994
Other origination and reversal of temporary differences	306	97
	2,844	2,091
	4,453	3,655

Hong Kong profits tax is provided at the rate of 17.5 per cent (2006: 17.5 per cent) based on the estimated assessable profits for the year. Tax outside Hong Kong is calculated at the rates applicable in the relevant jurisdictions.

Share of associates and jointly controlled entities' taxation of HK$85 million (2006: HK$39 million) and HK$886 million (2006: HK$582 million) respectively are included in the share of results of associates and jointly controlled entities and share of increase in fair value of investment properties.

6. Earnings per share

(a) Reported earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to Company's shareholders of HK$21,226 million (2006: HK$19,850 million).

The basic earnings per share is based on the weighted average number of shares in issue during the year of 2,491,814,121 (2006: 2,411,924,600). The diluted earnings per share is based on 2,491,816,491 (2006: 2,412,075,082) shares which is the weighted average number of shares in issue during the year plus the weighted average number of 2,370 (2006: 150,482) shares deemed to be issued at no consideration if all outstanding options had been exercised.

(b) Underlying earnings per share

For the purpose of assessing the underlying performance of the Group, basic and diluted earnings per share are additionally calculated based on the underlying profits attributable to Company's shareholders of HK$11,495 million (2006 : HK$10,468 million) which excluded the effect of fair value changes on investment properties. A reconciliation of profits is as follows:

	2007	2006
Profit attributable to Company's shareholders as shown in the consolidated profit and loss account	**21,226**	19,850
Increase in fair value of investment properties	**(8,904)**	(9,110)
Deferred tax on changes in fair value of investment properties	**2,538**	1,994
Adjustments for realized gains of disposed investment properties	**47**	18
(Decrease)/Increase in fair value of investment properties net of deferred tax attributable to minority interests	**(28)**	21
Share of increase in fair value of investment properties net of deferred tax of associates and jointly controlled entities	**(3,384)**	(2,305)
Underlying profit attributable to Company's shareholders	**11,495**	10,468

FINANCIAL REVIEW

Review of Results

Profit attributable to Company's shareholders for the year ended 30 June 2007 was HK$21,226 million, an increase of HK$1,376 million or 6.9% compared with HK$19,850 million for the previous year. The reported profit has included an increase in fair value of investment properties net of related deferred taxation of HK$9,778 million for the current year and HK$9,400 million for the previous year. Underlying profit attributable to Company's shareholders which excluded the effect of fair value changes on investment properties increased by HK$1,027 million or 9.8% to HK$11,495 million compared with the previous year of HK$10,468 million, driven mainly by higher profit contributions from property sales and rental income. Profit from property sales and net rental income for the year amounted to HK$7,698 million and HK$5,245 million, representing an increase of 9.2% and 13.7%, as compared to HK$7,049 million and HK$4,615 million, respectively, for the last year.

Financial Resources and Liquidity

(a) Net debt and gearing

The Company's shareholders' funds as at 30 June 2007 increased to HK$185,476 million or HK$74.4 per share from HK$167,529 million or HK$67.3 per share at the previous year end.

The Group's financial position remains strong with a low debt leverage and high interest cover. Gearing ratio as at 30 June 2007, calculated on the basis of net debt to shareholders' funds, increased moderately to 14% from 13.4% at 30 June 2006. Interest cover, measured by the ratio of operating profit to total net interest expenses including those capitalized, was 9.2 times compared with 9.9 times for the previous year.

As at 30 June 2007, the Group's gross borrowings totalled HK$33,332 million. All borrowings of the Group are unsecured except for HK$1,449 million related to the bank borrowings of the Group's subsidiary, Route 3 (CPS) Company Limited, which were secured by way of charges over its assets. Net debt, after deducting cash and bank deposits of HK$7,364 million, amounted to HK$25,968 million. The maturity profile of the Group's gross borrowings is set out below:

	30 June 2007 ***HK$ Million***	30 June 2006 *HK$ Million*
Repayable :		
Within one year	**773**	2,950
After one year but within two years	**5,429**	1,815
After two years but within five years	**21,585**	22,902
After five years	**5,545**	2,570
Total borrowings	**33,332**	30,237
Cash and bank deposits	**7,364**	7,806
Net debt	**25,968**	22,431

The Group has also procured substantial committed and undrawn banking facilities, most of which are arranged on a medium to long term basis, which helps minimize refinancing risk and provides the Group with strong financing flexibility.

With ample committed banking facilities in place, continuous cash inflow from property sales and a solid base of recurrent income, the Group has adequate financial resources for its funding requirements.

(b) Treasury policies

The entire Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 30 June 2007, about 92% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 8% through operating subsidiaries.

The Group's foreign exchange exposure was minimal given its large asset base and operational cash flow primarily denominated in Hong Kong dollars. As at 30 June 2007, about 85% of the Group's borrowings were denominated in Hong Kong dollars, 9% in US dollars, 4% in Singapore dollars and 2% in other currencies. The foreign currency borrowings were mainly for financing property projects outside Hong Kong.

The Group's borrowings are principally arranged on a floating rate basis. For some of the fixed rate notes issued by the Group, interest rate swaps have been used to convert the rates to floating rate basis. The use of financial derivative instruments is strictly controlled and solely for management of the Group's underlying exposures. It is the Group's policy not to enter into derivative transactions for speculative purposes.

As at 30 June 2007, the Group had outstanding fair value hedges in respect of fixed-to-floating interest rate swaps in the aggregate amount of HK$2,900 million and a currency swap (to hedge principal repayment of USD debt) in the amount of HK$234 million.

Charges of assets

As at 30 June 2007, certain bank deposits of the Group's subsidiary, SmarTone, in the aggregate amount of HK$324 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks. Additionally, the assets of the Group's subsidiary, Route 3 (CPS) Company Limited, with an aggregate net book value of HK$4,656 million, have been charged as collateral securities for its bank borrowings. Except for the above two charges, all the Group's assets are free from any encumbrances.

Contingent liabilities

As at 30 June 2007, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$3,402 million (2006 : HK$5,302 million).

EMPLOYEES AND REMUNERATION POLICIES

As of end June 2007, the Group employed more than 27,000 employees. The Group has always been alert to retaining and motivating talent and will make necessary adjustments in compensation to respond to the changes in employment market. Apart from the base salary, employees are offered with incentives such as discretionary bonuses and other merit payments to reward employees their performance and contributions. The Group provides a comprehensive benefit package and career development opportunities, including retirement schemes, medical benefits, and both internal and external training appropriate to individual requirements.

The Company has a share option scheme under which the Company may grant options to eligible employees to subscribe for shares in the Company. Particulars of the scheme are to be set out in the relevant sections of the Annual Report.

DIVIDEND

The Directors have decided to recommend the payment of a final dividend of HK$1.60 per share in respect of the year ended 30 June 2007. The proposed final dividend, together with interim dividend of HK$0.70 per share paid on 2 April 2007, will make a total distribution of HK$2.30 per share for the year. The proposed final dividend, if approved at the forthcoming Annual General Meeting, will be paid on 10 December 2007 to the shareholders on the Register of Members as at 6 December 2007.

ANNUAL GENERAL MEETING

The 2007 Annual General Meeting of the Company will be held on Thursday, 6 December 2007 and the Notice of Annual General Meeting will be published and despatched in the manner as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in due course.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Thursday, 29 November 2007 to Thursday, 6 December 2007 (both days inclusive). In order to establish entitlements to the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-6, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Wednesday, 28 November 2007.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the year. In addition, neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the year.

AUDIT COMMITTEE

The annual results for the year have been reviewed by the Audit Committee of the Company. The Group's consolidated financial statements have been audited by the Company's auditors, Deloitte Touche Tohmatsu, and they have issued an unqualified opinion.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

For the year ended 30 June 2007, the Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code Provisions") as set out in Appendix 14 of the Listing Rules, except for the following deviation:

Code Provision A.2.1 stipulates that the roles of Chairman and Chief Executive Officer should be separate and not performed by the same individual. Given the current corporate structure, there is no separation between the roles of Chairman and Chief Executive Officer. Although the Group's Chairman and Chief Executive Officer is the same individual, power and authority are not concentrated as responsibilities are also shared with the two Vice-Chairmen and all major decisions are made in consultation with members of the Board and appropriate board committees, as well as top management. There are four Independent Non-Executive Directors on the Board offering independent and different perspectives. Therefore, the Board is of the view that there are adequate balance of power and safeguards in place.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website and the Group's website www.shkp.com in due course. Printed copies will be sent to shareholders before the end of October 2007.

By Order of the Board
LAI Ho-kai, Ernest
Company Secretary

Hong Kong, 13 September 2007

As at the date of this announcement, the Board of Directors of the Company comprises eight Executive Directors, being KWOK Ping-sheung, Walter, KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; five Non-Executive Directors, being LEE Shau-kee, WOO Po-shing, LI Ka-cheung, Eric, KWAN Cheuk-yin, William and LO Chiu-chun, Clement; and four Independent Non-Executive Directors, being CHUNG Sze-yuen, FUNG Kwok-king, Victor, YIP Dicky Peter and WONG Yue-chim, Richard.

END